Exhibit 4.16

Spouse Consent Letter

I, ZHOU Juan (ID Card No. ******), the legal spouse of CHEN Xiaoping (ID Card No. ******), hereby unconditionally agree that: all of the equities (the “Equities”) of Foshan Yunmi Electric Appliances Technology Co., Ltd. (the “Domestic Enterprise”) held by CHEN Xiaoping will be disposed of according to the arrangements under the “Exclusive Option Agreement”, the “Equity Pledge Agreement” and the “Shareholder Voting Proxy Agreement” dated April 28, 2020 (the “Transaction Documents”) as executed by CHEN Xiaoping. And I hereby agree and confirm that the Equities are not my joint property with CHEN Xiaoping.

I further warrant that I shall not take any action with the intent to conflict with the above arrangements, including claiming that the Equities constitute property or joint property between me and CHEN Xiaoping, claiming to participate in the daily operations and management of the Domestic Enterprise based on such a claim or influencing in any way my spouse’s decision with respect to such Equities. I hereby unconditionally and irrevocably waive the equities and any rights or interests that may be granted to me by virtue of owning the equities in accordance with applicable law. And I further acknowledge, undertake and warrant that in any event, my spouse shall be entitled to dispose of the equities and corresponding assets held by him in the domestic enterprise on his own and that I will not take any action that may affect or prevent my spouse from fulfilling the obligations assumed by him under the Transaction Documents.

/s/ ZHOU Juan

April 28, 2020